UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 18, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MATERIAL FACT

FIBRIA CELULOSE S.A. (BM&FBOVESPA: FIBR3 | NYSE: FBR) (“FIBRIA” or the “Company”), as per the terms of article 157, paragraph 4, of Law No. 6,404/76, as amended (the “Brazilian Corporate Law”), and article 2 of CVM Instruction No. 358/2002, as amended, hereby informs its shareholders and the market in general that the Company has executed (i) a subscription agreement pursuant to, subject to certain conditions, Fibria acquires a minority equity interest in CelluForce Inc. (“CelluForce”), a private company incorporated in Canada which is the world leader in the commercial production of cellulose nanocrystals (“CNC”); (ii) a shareholders’ agreement; and (iii) a strategic alliance agreement under which Fibria has the right of exclusive supply in South America of CNC produced under the CelluForce´s technology.

CNC, a biodegradable and renewable technology, have based solutions in numerous applications such as in the oil and gas field, in improving manufacturing processes of paper and non-wovens, in improving cement applications, in the development of electronic applications and in other segments like plastics and composites, paints and coatings, cosmetic ingredients, health care industry, and food and beverage industries.

CelluForce is an innovative advanced biomaterials company and a world leader in the development and production of CNC. Headquartered in Montreal, CelluForce, whose current shareholders are Domtar, FPInnovations and Schlumberger, operates the world’s largest CNC plant, capable of producing 300 tonnes of high quality material per year and has extensive patent portfolio that covers both the production and some of the applications of CNC and specialty cellulosic products.

According to the subscription agreement, Fibria, subject to certain conditions, undertakes to subscribe and pay CAD$5,300,000.00 (five million and three hundred thousand Canadian dollars) for a number of preferred shares corresponding to approximately 8.3% of CelluForce’s capital. Furthermore, pursuant to the shareholders’ agreement executed by Fibria and the other shareholders, Fibria will be entitled to appoint one member for CelluForce’s Board of Directors.

Fibria does not foresee in the short nor medium terms any material cash disbursement need to accomplish with the above mentioned agreement and strategic alliance with CelluForce.

The execution of the strategic alliance agreement between Fibria and CelluForce grants Fibria with the right of exclusive supply of CNC in South America. The strategic alliance agreement also contains a provision that, in case CelluForce decides to establish a plant to produce CNC’s in South America, Fibria will have the right of first refusal to participate in such plant by means of a joint venture with CelluForce or other structure to be agreed by the parties.

This partnership with CelluForce goes along with our vision to leverage both our forestry technology expertise and our strategic market positioning to develop value-added alternatives that complement our global leadership and excellence in eucalyptus pulp production. We believe that CelluForce and its technology platform, together with Fibria’s capabilities, might allow for the advance of the industrial applications and manufacturing of CNC in South America over the coming years.

This transaction was closed on this date, with the execution of the definitive documents and the effective cash transfer to CelluForce.

São Paulo, November 18, 2016

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18th, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO